
Mail Stop 3233

July 5, 2018

<u>Via E-mail</u>
Christopher Ricaurte
Chief Financial Officer
R1 RCM, Inc.
401 North Michigan Ave, Suite 2700
Chicago, IL 60611

> **Re: R1 RCM, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 9, 2018**
> **File No. 1-34746**

Dear Mr. Ricaurte:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Shannon Sobotka

                                        Shannon Sobotka
                                        Staff Accountant
                                        Office of Real Estate
                                        & Commodities